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                                                                    Exhibit 99(b)

                        Entergy Gulf States, Inc.
          Computation of Ratios of Earnings to Fixed Charges and
   Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                     March
                                                                   1993      1994      1995      1996      1997      1998

Fixed charges, as defined:
  Total Interest charges                                           210,599   204,134   200,224   193,890   180,073   175,002
  Interest applicable to rentals                                    23,455    21,539    16,648    14,887    15,747    16,587
                                                                  ----------------------------------------------------------
Total fixed charges, as defined                                    234,054   225,673   216,872   208,777   195,820   191,589

Preferred dividends, as defined (a)                                 65,299    52,210    44,651    48,690    30,028    27,893
                                                                  ----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined        $299,353  $277,883  $261,523  $257,467  $225,848  $219,482
                                                                  ==========================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary
  items and the cumulative effect of accounting changes            $69,462  ($82,755) $122,919   ($3,887)   59,976    42,197
  Add:
    Income Taxes                                                    58,016   (62,086)   63,244   102,091    22,402    15,493
    Fixed charges as above                                         234,054   225,673   216,872   208,777   195,820   191,589
                                                                  ----------------------------------------------------------

Total earnings, as defined (b)                                    $361,532   $80,832  $403,035  $306,981  $278,198  $249,279
                                                                  ==========================================================

Ratio of earnings to fixed charges, as defined                        1.54      0.36      1.86      1.47      1.42      1.30
                                                                  ==========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                      1.21      0.29      1.54      1.19      1.23      1.14
                                                                  ==========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

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